SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED
                          PURSUANT TO RULE 13d-2(A) /1/

                                  GEHL Company
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    368483103
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                                 (CUSIP Number)

                          Gilbert, Segall and Young LLP
                                 430 Park Avenue
                            New York, New York 10022
                             Attention: Ruth L. Lansner, Esq.
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                      (Name, Address and Telephone Number of Person
                    Authorized to Receive Notices and Communications)

                                 April 11, 2001
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                 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

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/1/   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 368483103                  SCHEDULE 13D
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Neuson AG
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Austria
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                  7     SOLE VOTING POWER

                        303,650 shares of Common Stock
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               303,650 shares of Common Stock
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      303,650 shares of Common Stock
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.7%
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14    TYPE OF REPORTING PERSON*

      CO
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 368483103                  SCHEDULE 13D
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Baumaschinen AG
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC; AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Austria
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            303,650 shares of Common Stock
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

        303,650 shares of Common Stock
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      303,650 shares of Common Stock
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 368483103                  SCHEDULE 13D
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      PIN Privatstiftung
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |X|
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3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC; AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Austria
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            303,650 shares of Common Stock
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

     303,650 shares of Common Stock
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      303,650 shares of Common Stock
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

      This statement relates to shares of the common stock, $.10 par value per share, of GEHL Company (the "Shares"). The principal executive offices of GEHL Company are located at 143 Water Street, West Bend, WI 53095.

Item 2. Identity and Background

      (a)   Name of Person Filing:

      (1)   Neuson AG.

      (2)   Baumaschinen AG.

      (3)   PIN Privatstiftung.

      (b)   Address of Principal Business Office:

      (1)   Haidfeldstrasse 37, 4060 Leonding, Austria

      (2)   Haidfeldstrasse 37, 4060 Leonding, Austria

      (3)   Gaisbergerstrasse 52, 4031 Linz, Austria

      (c)   Citizenship:

      (1)   Corporation Organized under the laws of Austria.

      (2)   Corporation Organized under the laws of Austria.

      (3)   Foundation Organized under the laws of Austria.

      This statement is being filed jointly by Neuson and its principal shareholder, Baumaschinen, and Baumachinen's principal shareholder, PIN (Neuson, Baumaschinen and PIN are hereinafter referred to collectively as the "Reporting Persons"). The Reporting Persons do not admit that they constitute a group.

      Neuson is principally engaged in directly and indirectly making and holding investments in Austrian and foreign businesses. The principal shareholder of Neuson, Baumaschinen, is a holding company. The principal shareholder of Baumaschinen, PIN, is a foundation. Baumaschinen and PIN are each principally engaged in directly and indirectly making and holding investments in Austrian and foreign businesses.

      Set forth in Schedule A attached hereto and incorporated herein by reference are the name, business address, principal occupation and citizenship of each executive officer and director of the Reporting Persons and other entities as to which such information is required to be disclosed in response to
Item 2 and General Instruction C of Schedule 13D.

      During the last five years, none of the Reporting Persons, or, to the best of their respective knowledge, any executive officer or director of such entities (or the equivalent thereof), has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

      On April 11, 2001, Neuson purchased 22,000 Shares in the open market at a total purchase price of $315,231. On April 16, 2001, Neuson purchase 4,000 Shares in the open market at a total purchase price of $57,933. On April 17, 2001, Neuson purchased 7,000 Shares in the open market at a total purchase price of $101,805. On April 18, 2001, Neuson purchased 2,000 Shares in the open market at a total purchase price of $29,007. Including the Shares mentioned above, Neuson owns an aggregate of 303,650 Shares, which were purchased for cash in the aggregate amount of $4,274,738. Working capital of Neuson was used to purchase such Shares, and no part of the purchase price was represented by borrowed funds.

Item 4. Purpose of the Transaction

      The Reporting Persons have acquired the Shares for investment purposes. Depending on market conditions and other factors, the Reporting Persons may acquire additional Shares as they deem appropriate, whether in open market purchases, privately negotiated transactions or otherwise. The Reporting Persons also reserve the right to dispose of some or all of the Shares in the open market, in privately negotiated transactions to third parties or otherwise.

      Except as set forth herein, the Reporting Persons do not have any plans or proposals which would relate to or result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest of Securities of the Issuer

      (a) Neuson currently owns 303,650 Shares, representing approximately 5.7% of the issued and outstanding shares of the common stock of GEHL, based on the Issuer having issued and outstanding 5,331,835 Shares of common stock issued and outstanding on February 14, 2001 (according to the Issuer's most recent Annual Report on Form 10-K). Baumaschinen and PIN may each be deemed to be the beneficial owners of the Shares owned by Neuson.

      (b) Neuson has sole voting and dispositive power with respect to the 303,650 Shares. Baumaschinen and PIN may be deemed to have shared voting and dispositive power with respect to the 303,650 Shares.

      (c) Other than as reported herein, the Reporting Person have not conducted any transactions in the Shares in the past 60 days.

      (d) None.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer

      None.

Item 7. Material to be Filed as Exhibits

      Exhibit 1  Joint Filing Agreement

                                    SIGNATURE

      After reasonably inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2001

                                    NEUSON AG

                                    By:   /s/ Kurt Helletzgruber
                                          --------------------------------------
                                          Name: Kurt Helletzgruber
                                          Title: Managing Director

                                    And

                                    By:   /s/ Johannes Neunteufel
                                          --------------------------------------
                                          Name: Johannes Neunteufel
                                          Title: Managing Director


                                    BAUMASCHINEN AG

                                    By:   /s/ Kurt Helletzgruber
                                          --------------------------------------
                                          Name: Kurt Helletzgruber
                                          Title: Managing Director


                                    PIN PRIVATSTIFTUNG

                                    By:   /s/ Kurt Helletzgruber
                                          --------------------------------------
                                          Name: Kurt Helletzgruber
                                          Title:  Managing Director

                                    And

                                    By:   /s/ Rudolf Schachner
                                          --------------------------------------
                                          Name: Rudolf Schachner
                                          Title: Managing Director

                                                                      Schedule A

      The following sets forth the name and principal occupation of each executive officer and director of Neuson, Baumaschinen and PIN. The business address for each of the persons listed below, unless otherwise indicated, is Haidfeldstrasse 37, 4060 Leonding, Austria. To the best of the Reporting Person's knowledge, none of the officers or directors of the Reporting Persons own any Shares of GEHL Company.

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Neuson AG

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Name                        Title                      Citizenship
----                        -----                      -----------

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Kurt Helletzgruber          Managing Board Member      Austria

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Johann Neunteufel           Managing Board Member      Austria

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Baumaschinen AG

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Kurt Helletzgruber          Managing Director          Austria

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PIN Privatstifung

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Kurt Helletzgruber          Managing Director          Austria
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Wolfgang Mayer-Schutz       Managing Director          Austria
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Rudolf Schachner            Managing Director          Austria
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

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.10 per share of GEHL Company and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 20th day of April, 2001.


                                    NEUSON AG

                                    By:   /s/ Kurt Helletzgruber
                                          --------------------------------------
                                          Name: Kurt Helletzgruber
                                          Title: Managing Director

                                    And

                                    By:   /s/ Johannes Neunteufel
                                          --------------------------------------
                                          Name: Johannes Neunteufel
                                          Title: Managing Director


                                    BAUMASCHINEN AG

                                    By:   /s/ Kurt Helletzgruber
                                          --------------------------------------
                                          Name: Kurt Helletzgruber
                                          Title: Managing Director


                                    PIN PRIVATSTIFTUNG

                                    By:   /s/ Kurt Helletzgruber
                                          --------------------------------------
                                          Name: Kurt Helletzgruber
                                          Title:  Managing Director

                                    And

                                    By:   /s/ Rudolf Schachner
                                          --------------------------------------
                                          Name: Rudolf Schachner
                                          Title: Managing Director